Full Value Partners L.P.,
Park 80 West, Plaza Two, Suite 750
Saddle brook, NJ 07663
Phone (201) 556-0092//Fax (201) 566-0097// info@bulldoginvestors.com

							January 14, 2009

Melissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549-3628

Wilshire Enterprises, Inc. (Wilshire)
Consent Solicitation
File No. 5-32567

Dear Ms. Duru:

This is in response to your comment letter to Andrew Dakos dated January 8, 2009 regarding our proxy solicitation for Wilshire. We have carefully considered each of your comments and, as appropriate, will revise our soliciting material to reflect them. In addition, we will include a section that we inadvertently omitted in our initial filing about unrelated litigation with the Secretary of State of Massachusetts.

We believe the most important issue for shareholders in this election is whether to grow Wilshire or pursue a liquidity event. Including too much information that is of dubious materiality and unrelated to that question could deflect stockholders attention from that issue and thus be contrary to the goal of affording them an opportunity to make an informed decision

We respectfully decline to provide a Tandy statement because it might preclude us from presenting a zealous defense in the event of a legal proceeding.
Also, we need a timely response to our request in Response No. 19 since the Massachusetts Secretary of State has previously brought an enforcement action against us for operating a publicly accessible website.

We will refer to your comments by the numbers you assigned to them.

1. We will file a revised (and marked) preliminary proxy statement and form of proxy.

2.  We inadvertently omitted the form of proxy and will include it in our
    revised filing.     The form of proxy, marked Preliminary in our next
    filing, will allow shareholders     to withhold authority for any nominee.

3. We do not intend to distribute our proxy material before the board distributes its material.

4.  We will add Bulldog Investors as a filing person and as a participant.

5.  We will add a background section.

6. The lawsuit Wilshire filed against us is immaterial to our solicitation. The members of the filing group that have withdrawn are clients over whose shares we formerly held discretionary voting and disposal authority, Thus, their identities are immaterial to investors in Wilshire.

7.  Wilshire has not disputed our right to present our proposals.
    Therefore, there is no need to discuss its governing documents.

8.  We will distribute additional soliciting material as required.

9. Our understanding is that a quorum must be present for shareholder to take any action at the meeting. Therefore, we believe our explanation of the
    effect of     abstentions and broker non-votes is correct.  In addition, we do not expect any non-votes since they are not permitted in a proxy contest.

10. We will provide the percentage of outstanding shares that we control.

11. We will state that a shareholder may revoke a proxy by providing a later-dated proxy to Wilshire.

12. We will check with Messrs. Samuels and Hellerman before we file our definitive soliciting materials but we know of no gaps or ambiguities. Perhaps you can elaborate.

13. The definitive proxy statement will include all final figures.

14. We will correct the numbering of the proposals.

15. We will make it clear that we will only nominate directors to fill the additional two vacancies if the proposed bylaw is adopted.

16. All of the participants will be identified.

17. The applicable information will be provided in our definitive proxy statement.

18. We will state the methods will we use to solicit proxies.

19. Bulldog Investors is a group of private investment funds that issues unregistered securities which it sells only to sophisticated investors. Regulation D, a non-exclusive safe harbor for issuers of unregistered securities, prohibits an issuer from relying on it if, among other things,
    the issuer engages     in any form of general advertising.
    The staff has taken the position a website of an issuer of unregistered securities must be password-protected and accessible only to persons who are pre-determined to be accredited investors. This could be deemed to be contrary to the requirement in SEC Release No. 34-56135 that the soliciting person maintain a publicly accessible website on which it posts its proxy materials in a manner that does not infringe on the anonymity of a person accessing that website and that permits a website visitor to send e-mail communications to the soliciting person.

    Therefore, before we post our proxy soliciting material on a publicly-accessible website we need assurance that the staff will not deem that to be a bar to our reliance on 4(2) of the 1933 Act and 3(c)(1) of the 1940 Act.

20. We will include our solicitation costs to date.

21. We will provide some examples of liquidity events. We believe we have adequately have explained why pursuing a liquidity event is currently desirable.

22. We will clarify the impact if the proposal is adopted.

23. As noted in Response No. 21, we will provide some examples of liquidity events. We do not know of any negative consequences of the intended event.

Once again, we need you to promptly advise us if we can employ a publicly accessible website without it being deemed an advertisement for our securities. Please call the undersigned at 914-747-5262 if you wish to discuss this matter.
         							Very truly yours,


						Phillip Goldstein
						President
						Kimball & Winthrop, Inc.
						General Partner